UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

    INTERNATIONAL ASSETS HOLDING CORPORATION

Full Name of Registrant

Former Name if Applicable

    329 Park Avenue North, Suite 350

Address of Principal Executive Office (Street and Number)

    Winter Park, Florida 32789

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

International Assets Holding Corporation (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2009 (the “Form 10-Q”) by its prescribed due date of February 16, 2010. The Company filed the Form 10-Q with the SEC on February 17, 2009.

The delay was attributable the additional accounting work required to reflect the acquisition of FCStone Group, Inc. (“FCStone”) on September 30, 2009. This work included changes to the Company’s reporting segments arising from the acquisition of FCStone and integration of the accounting systems utilized by the Company and FCStone.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 10-Q. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-Q. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William J. Dunaway	(816)	410-7129
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    International Assets Holding Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 17, 2010	By	/s/ William J. Dunaway
		Name:	William J. Dunaway
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

International Assets Holding Corporation

Attachment 1 to Form 12b-25

On September 30, 2009, International Assets Acquisition Corp., a wholly-owned subsidiary of International Assets Holding Corporation (the “Company”), merged with and into FCStone Group, Inc. (“FCStone”), whereupon FCStone became a wholly-owned subsidiary of the Company. The results of FCStone’s operations are included in the Company’s consolidated financial statements as part of the Company’s Quarterly Report on Form 10-Q for the three months ended December 31, 2009 (the “Form 10-Q”). Accordingly, the Company had, primarily as a result of the merger, a significant change in its results of operations from the three months ended December 31, 2008. Operating revenues for the three months ended December 31, 2009 and 2008 were $59.6 million and $28.4 million, respectively. The Company recorded a net loss attributable to its common shareholders of $4.2 million for the three months ended December 31, 2009 compared to a $3.3 million net income for the three months ended December 31, 2008.